P.E. 12/31/01

02012283

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

For the months of November and December 2001

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes__ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):)

Enclosure: 1. Translations of Announcements required to be made to the Capital Markets Board of Turkey

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22
Subject: This announcement is made pursuant to Circular VIII, No:20 of the Capital Markets Board.

THE CHAIRMANSHIP OF THE CAPITAL MARKETS BOARD
ANKARA

Special Subjects:

Our Company announced in the special situations announcement dated July 24 and 26, 2001 that the renewed GSM license and concession agreement was initialed with the Telecommunications Authority and would enter into force after the opinion of the Danıştay was obtained. The opinion of the Danıştay submitted to the Telecommunications Authority has been notified to our Company and the license agreement will be executed upon the joint evaluation of the Telecommunications Authority, our Company and other GSM operators of such opinion.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Ruhi Doğusoy	Gurkan Sarıoglu
Network Director 13.11.2001, 17:00	Customer Relations Director 13.11.2001, 17:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22
Subject: This announcement is made pursuant to Circular VIII, No:20 of the Capital Markets Board.

THE CHAIRMANSHIP OF THE CAPITAL MARKETS BOARD
ANKARA

Special Subjects:

The appeal filed by our company with the Danıştay en Banc concerning the inclusion of various value added telecommunications services provided by our Company within calculation of 15 % Treasury Share currently paid by us, has been dismissed. Thereupon, the Undersecretariat of Treasury of the Prime Ministry of Republic of Turkey has sent a letter demanding the recalculation of the basis of the Treasury Share for payment

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Ekrem Tokay	Elif Ateş
Finance Director 09.11.2001, 18:00	Head Legal Councel 09.11.2001, 18:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22
Subject: This announcement is made pursuant to Circular VIII, No:20 of the Capital Markets Board.

THE CHAIRMANSHIP OF THE CAPITAL MARKETS BOARD
ANKARA

Special Subjects:

The motion to dismiss filed by our Company for the "class action" initiated against our Company in the United States of America without further examining the merits of the case has been rejected and the suit has been decided to be resumed.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler	Elif Ateş
Investor Relations Director	Head Legal Councel
07.11.2001, 17:00	07.11.2001, 17:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22
Subject: This announcement is made pursuant to Circular VIII, No:20 of the Capital Markets Board.

THE CHAIRMANSHIP OF THE CAPITAL MARKETS BOARD
ANKARA

Special Subjects:

We hereby declare in response to the statement required by Istanbul Stock Exchange dated November 2, 2001 and numbered 29815, pursuant to article 4, "Extraordinary Price and Quantity Fluctuations" of the Communiqué of the Capital Market Board Concerning the Disclosure of Extraordinary Situations to the Public, Series VIII, Number 20, that there exists no situation which have not been disclosed to the public.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Sedat Kusmenoglu	Serkan Okandan
Accounting Manager 02.11.2001, 14:00	Planning and Reporting Manager 02.11.2001, 14:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22
Subject: This announcement is made pursuant to Circular VIII, No:20 of the Capital Markets Board.

THE CHAIRMANSHIP OF THE CAPITAL MARKETS BOARD
ANKARA

Special Subjects:

As we mentioned in the previous special situation announcements, a precautionary injunction was issued by the 7th Commercial Court of Ankara with respect to the dispute initiated by Turk Telekom A.S. with the notice that the sum calculated by itself would be deducted form the amounts payable to our Company due to the judgment for annulment concerning Part ANNEX 1-A1 of the Interconnection Agreement related with the call termination fees, upon the action initiated by the Chamber of Electrical Engineers and conducted in our absence. The claims of our Company in that respect have been justified and the claims of Türk Telekom A.Ş. have been proven to be groundless with the order to accept the case initiated by our Company and the continuation of the precautionary injunction until the final decision in the hearing on November 15, 2001.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Elif Ates	Serkan Okandan
Head Legal Counsel	Planning and Reporting Manager
16.11.2001, 11:00	16.11.2001, 11:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22
Subject: This announcement is made pursuant to Circular VIII, No:20 of the Capital Markets Board.

THE CHAIRMANSHIP OF THE CAPITAL MARKETS BOARD
ANKARA

Special Subjects:

It is stated in our special situations announcement dated November 15, 2001 that a precautionary injunction was issued by the Ankara 4th Court of First Instance to preclude the implementation of the proposed solution of the Telecommunications Authority concerning the execution of a roaming agreement with Is-Tim Telekomünikasyon Hizmetleri A.S. by November 15, 2001 under the terms and conditions set forth by the Authority and that the matter would be referred to arbitration within 30 days. Following that statement, arbitration proceedings were initiated on November 26, 2001 for the resolution of the dispute against the Telecommunications Authority of Republic of Turkey and the Ministry of Transportation of Republic of Turkey pursuant to the Arbitration Law numbered 4686.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler	Mine Alpar
Investor Relations Director	Marketing Director
27.11.2001, 16:30	27.11.2001, 16:30

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22
Subject: This announcement is made pursuant to Circular VIII, No:20 of the Capital Markets Board.

THE CHAIRMANSHIP OF THE CAPITAL MARKETS BOARD
ANKARA

Special Subjects:

Our company declared in the special situation statement dated 15.11.2001 that injunction was ordered by 4th Commercial Court of First Instance of Ankara against the letter of the Telecommunication Board of Republic of Turkey dated 18.10.2001 and numbered 14628-8442, titled as "The Terms and Conditions Set Forth by the Telecommunication Board for a Reasonable, Economically Proportionate and Technically Feasible National Roaming Agreement Among the GSM 900 and GSM 1800 Network Operators Active in Turkey" which stated that our company had undertaken roaming services and should open infrastructure services to use and which contained information on the fees payable for such services and the terms of payment.

4th Commercial Court of First Instance of Ankara decided in its hearing on 05.12.2001 for the continuation of the injunction for the suspension of the implementation of the aforementioned letter of the Board as to be applicable to the Ministry of Transportation and Telecommunication Board of Republic of Turkey pursuant to articles 3, 6 and 10 of the International Arbitration Law numbered 4686.

This statement of special situation has been made for a clarification on the news heard by the public on this issue.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler	Ruhi Dogusoy
Investor Relations Director	Network Director
06.12.2001, 18:00	06.12.2001, 18:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22
Subject: This announcement is made pursuant to Circular VIII, No:20 of the Capital Markets Board.

THE CHAIRMANSHIP OF THE CAPITAL MARKETS BOARD
ANKARA

Special Subjects:

It was stated in the statements of special situations made by our company on November 21, 2000, February 26, 2001, March 1, 2001, July 2, 2001, August 1, 2001, August 3, 2001 and November 16, 2001 that Annex 1-A1 of Interconnection Agreement entered into by and between our company and Türk Telekomünikasyon A.Ş. (Türk Telekom) was annulled upon the suit initiated by the Chamber of Electrical Engineers (EMO) and resumed in our absence, but the said agreement could not be annulled by the Administrative Court in an action in which our company was not a party, even was not informed about, since that agreement was governed by private law and joint efforts were started with Türk Telekomünikasyon A.Ş. for re-executing the said annex. Türk Telekomünikasyon A.Ş. is not entitled to fill that gap unilaterally and the agreement may be amended only upon the mutual understanding of the parties.

On the other hand, it was stated in the Audit Report on the activities as of the date of September 30, 2001 that our company filed an application with the Council of State to appeal as Türk Telekomünikasyon A.Ş. had not appealed the court decision in favor of the claim of EMO and a notice was served stating that the aforementioned decision would be enforced. It is also stated in the same report that the application filed by the Company was dismissed by the Council of State on the grounds that it was not a party to the action and that the Company filed an action with the 1st Commercial Court of First Instance of Ankara which granted a injunction.

Türk Telekom filed a suit with the 4th Commercial Court of First Instance of Ankara demanding the collection of the sum stated as payable to Türk Telekom from our company for the period from the effective date of the agreement until September 2001, upon the annulment of Annex 1-A1 of Interconnection Agreement entered into by and between our company and Türk Telekomünikasyon A.Ş. following the action filed by the Chamber of Electrical Engineers. Türk Telekom's request for injunction in that suit was dismissed.

On the other hand, as it is stated in our statement of special situation dated November 16, 2001, since the suit filed by our company with the 7th Commercial Court of First Instance of Ankara, with file number 2001/152 concerning the dispute caused by the notice by Türk Telekom concerning the deduction of the sum calculated by Türk Telekom itself from the amounts payable to our company was concluded in favor of us and since the court ordered for the continuation of the injunction until the final judgment, this new action filed by Türk Telekom is expected to be dismissed.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Koray Ozturkler	Ruhi Dogusoy
Investor Relations Director 12.12.2001, 18:00	Network Director 12.12.2001, 18:00

FORM ON ANNOUNCEMENT OF SPECIAL SITUATIONS

Turkcell Iletisim Hizmetleri A.S.
Turkcell Plaza, No:153 Tepebası
80050, Istanbul

Tel No: (212) 313 10 00
Fax No: (212) 292 93 22
Subject: This announcement is made pursuant to Circular VIII, No:20 of the Capital Markets Board.

THE CHAIRMANSHIP OF THE CAPITAL MARKETS BOARD
ANKARA

Special Subjects:

The Board of Directors of our Company unanimously agreed on the appointment of General Manager Mr. Cüneyt Türktan Board as the member in charge of Investor Relations as of January 1, 2002 and for the initiation of necessary action for the said appointment .

Finance Manager Ekrem Tokay will act as the deputy general manager.

The meeting of the Board of Directors announced by our Company in the statement of special situation dated 14.12.2001 was convened on 14.12.2001.

We hereby confirm that the above-mentioned explanations are furnished as per the provisions of the Communiqué Serial no VIII/20, that they reflect all information we have gathered so far, that they are in accordance with our corporate documents, that we have used all endeavours to collect the complete and true related information and that we assume the responsibility for this disclosure.

TURKCELL ILETISIM HIZMETLERI A.S.

Osman Berkmen	Murat Vargı
Board Member	Board Member
14.12.2001, 16:00	14.12.2001, 16:00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Turkcell Iletisim Hizmetleri A.S., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2002

Turkcell Iletisim Hizmetleri A.S.

By:

Name: Muzaffer Akpınar
Title: Chief Executive Officer